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SEC FILE NUMBER
333-143570

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2015
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
MEDITE CANCER DIAGNOSTICS, INC.

Full Name of Registrant

Former Name if Applicable
4203 SW 34th St

Address of Principal Executive Office (Street and Number)
Orlando, Florida, 32811

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 due to delays experienced in the restatement of our Consolidated Balance Sheet as of December 31, 2014 contained in our annual report on Form 10-K for the year ended December 31, 2014 and our quarterly reports on Form 10-Q for the second and third quarters of 2014 and the first, second and third quarters of 2015. The Registrant intends to file the Annual Report with the Securities and Exchange Commission within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michaela Ott	407	996-9630
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Audit Committee of our Board of Directors, in consultation with management, determined that our Consolidated Balance Sheet as of December 31, 2014 contained in our annual report on Form 10-K for the year ended December 31, 2014 and our quarterly reports on Form 10-Q for the second and third quarters of 2014 and the first, second and third quarters of 2015 should be restated due to an error in the calculation of the deferred income tax liabilities related to the temporary difference of intangible assets, specifically in-process research and development and trademarks acquired in the reverse merger transaction on April, 3, 2014.

With the filing of our Form 10-K for the fiscal year ended December 31, 2015, we shall be restating our financial statements for the year ended December 31, 2014 and quarters ended June 30, 2014, September 30, 2014, March 31, 2015, June 30, 2015 and September 30, 2015 because of changes in the presentation of the Consolidated Balance Sheets for the change in Goodwill and Deferred Tax Liabilities. This restatement had no impact on our Consolidated Statements of Operations and Comprehensive Income (Loss), Consolidated Statements of Cash Flows or Consolidated Statements of Stockholders' Equity for the applicable periods.

MEDITE CANCER DIAGNOSTICS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2016
By:	/s/ Michaela Ott

Name: Michaela Ott
Title: Chief Executive Officer